UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ARCO PLATFORM LIMITED

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G04553106

(CUSIP Number)

Michael Dimitruk

Dragoneer Investment Group, LLC

One Letterman Drive, Building D, Suite M500

San Francisco, CA 94129

(415) 539-3097

with copies to:

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-2355

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106	Page 2 of 6

(1)	Names of reporting persons Marc Stad
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 0
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0
(14)	Type of reporting person (see instructions) IN

CUSIP No. G04553106	Page 3 of 6

(1)	Names of reporting persons Dragoneer Investment Group, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 0
	(9)	Sole dispositive power
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0
(14)	Type of reporting person (see instructions) IA, OO

CUSIP No. G04553106	Page 4 of 6

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 1, 2022, as amended and supplemented by Amendment No. 1 on January 6, 2023, Amendment No. 2 on January 11, 2023, Amendment No. 3 on March 31, 2023, Amendment No. 4 on May 1, 2023 and Amendment No. 5 on August 14, 2023) (collectively, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Statement”), with respect to the Class A Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On December 7, 2023, the Issuer filed the plan of merger (“Plan of Merger”) with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of December 7, 2023, pursuant to which the Merger became effective on December 7, 2023. In the Merger, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company (the “Surviving Company”). As a result of the Merger, the Issuer ceased to be a publicly traded company and became a privately held company and wholly owned subsidiary of Parent, beneficially owned by the Consortium and certain other rollover shareholders.

At the effective time of the Merger (the “Effective Time”), each common share issued and outstanding immediately prior to the Effective Time including any holdback common shares issuable to former shareholders of INCO Limited under the Isaac EPA (as defined in the Merger Agreement), was cancelled in exchange for the right to receive $14 in cash per share without interest (the “Per Share Merger Consideration”), except for (i) common shares beneficially owned by Parent or Merger Sub (including any common shares owned by General Atlantic, the Reporting Persons, Ari de Sá Cavalcante Neto, ASCN Investments Ltd., OSC Investments Ltd. and Oto Brasil de Sá Cavalcante, any of their respective subsidiaries and certain other rollover shareholders, which were contributed to Parent in exchange for Parent equity immediately prior to the Effective Time which will be cancelled for no consideration; (ii) common shares owned by the Issuer or any subsidiary of the Issuer as treasury shares as of immediately prior to the Effective Time, which were cancelled for no consideration; (iii) common shares reserved for issuance, settlement and allocation by the Issuer upon exercise or vesting of any equity awards of the Issuer, which were treated as contemplated by Section 2.04 of the Merger Agreement; and (iv) common shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands; and (B) each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into one ordinary share, par value $0.00005 per share, of the Surviving Company.

As a result of the Merger, the Class A common shares will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Select Market (“Nasdaq”) and the Issuer will cease to be a publicly traded company. The Issuer has requested Nasdaq to file an application on Form 25 with the SEC to withdraw registration of the Class A common shares under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25, or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

The consummation of the Merger and the other transactions described in this Item 4 have resulted or will result in a number of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D with respect to the Issuer, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the Surviving Company), causing a class of securities of the Issuer to be delisted from a national securities exchange, a class of equity securities of the Issuer becoming eligible for termination of registration and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer has become a privately held company.

CUSIP No. G04553106	Page 5 of 6

In connection with the closing of the Merger, Parent, the Consortium and certain other rollover shareholders entered into a short-form Contribution and Subscription Agreement, dated as of December 7, 2023 (the “Contribution Agreement”), which provides for (i) the contribution of certain shares of the Issuer owned by the Consortium and certain other rollover shareholders to Parent in exchange for shares of Parent and (ii) cash funding from General Atlantic and an affiliate of the Reporting Persons to Parent in exchange for additional shares in Parent. The information in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement, a copy of which is attached hereto as Exhibit 10 and which is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety

The Reporting Persons do not beneficially own any securities of the Issuer.

Other than as described in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in Class A Common Shares during the past 60 days.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified above in this Item 5.

At the Effective Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Class A common shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item	6 is hereby amended and supplemented as follows:

In connection with the Transactions, the Cash Settled Swap was terminated.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed)

Exhibit 2:	Joint Bidding Agreement entered into by and among the Bidding Group, dated November 30th, 2022 (previously filed)

Exhibit 3:	Non-Binding Indication of Interest to the Board of Directors of Arco Platform Limited, dated November 30th, 2022 (previously filed)

Exhibit 4:	Non-Binding Indication of Interest to the Special Committee of Arco Platform Limited, dated April 30, 2023 (previously filed)

Exhibit 5:	Amendment of Joint Bidding Agreement, dated April 30, 2023 (previously filed)

Exhibit 6:	Merger Agreement, dated August 10, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer filed on Form 6-K on August 11, 2023)

Exhibit 7:	Dragoneer Equity Commitment Letter, dated August 10, 2023 (previously filed)

Exhibit 8:	Rollover and Support Agreement, dated August 10, 2023 (previously filed)

Exhibit 9:	Interim Investors Agreement, dated August 10, 2023 (previously filed)

Exhibit 10:	Contribution Agreement, dated December 7, 2023 (incorporated by reference to Exhibit 1 of Oto Brasil de Sá Cavalcante’s Amendment filed on Schedule 13D/A on December 8, 2023)

CUSIP No. G04553106	Page 6 of 6

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: December 8, 2023

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Marc Stad
Name: Marc Stad Title: Sole Member